File No. 82-5089

ZURICH
FINANCIAL SERVICES

News Release

05013484

RECEIVED

2005 DEC 28 A 11: 18

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SUPPL

Zurich proposes new member of the Board of Directors

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media and Public Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, December 20, 2005 – Zurich Financial Services (Zurich) announced today that the Board of Directors will propose to the 2006 Annual General Meeting of shareholders on April 20 the election of Donald T. Nicolaisen (age 61) to the Board of Directors. Don Nicolaisen has recently retired as Chief Accountant from the US Securities and Exchanges Commission (SEC) where he oversaw the SEC's accounting policy initiatives and led the efforts with national and international standard-setters on critical accounting and auditing issues, including international convergence and initiatives to adopt principles-based accounting standards. During his tenure, he strengthened and restructured the Office of the Chief Accountant, more than doubling its size.

Dr. Manfred Gentz, Chairman of the Board of Directors of Zurich, said: "My colleagues and I are very pleased that Don Nicolaisen accepted our nomination. Given his broad experience gained in public office and private practice, he will add critical expertise to our Board."

Donald T. Nicolaisen was born in Milwaukee, Wisconsin (USA), in 1944. In 1967, he graduated from the University of Wisconsin and subsequently embarked on a distinguished career with PricewaterhouseCoopers (PwC), where he assumed a wide range of management and leadership positions. At PwC, he acquired critical expertise as chair of the financial services practice for broker-dealers, investment banking, mutual funds, banking, insurance and real estate. He was also a member of the Emerging Issues Task Force of the Financial Accounting Standards Board (FASB). Don Nicolaisen recently

was elected to the board of directors of Verizon Communications Inc., a company listed at the New York Stock Exchange.

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 57,000 people.